Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

IronNet partners with Nutanix to bring Collective Defense to Hybrid and Multicloud Environments

Leading Collective Defense and network detection and response (NDR) provider, IronNet announces a Nutanix Ready offering for the detection of sophisticated cyber attacks

McLean, VA — May 18, 2021 — IronNet Cybersecurity, in its mission to transform cybersecurity through Collective Defense, announced today its Nutanix Ready validated solution with leading private, hybrid and multicloud software provider Nutanix, to deliver IronNet’s Collective Defense Platform on Nutanix environments.

In the accelerating shift to the cloud, organizations demand options to suit the nature of their business. This unique new offering establishes IronNet as a leading network detection and response vendor integrated with Nutanix’ hyperconverged infrastructure-powered cloud platform. In addition to the integration with Nutanix core software, the solution leverages Nutanix Karbon, the company’s Kubernetes management solution, to simplify deployment across public and private clouds and significantly reduce management overhead of the Kubernetes cluster. This enables customers to rapidly deploy and scale IronNet’s cloud-based solution for detecting and preventing sophisticated and damaging cyber attacks such as the recent SolarWinds/SUNBURST and Microsoft Exchange attacks.

Based on AI-powered behavioral analytics and NDR, IronNet’s Collective Defense platform detects unknown cyber threats that signature-based tools often miss and shares the related threat intelligence in real time within a secure community ecosystem. Community members — comprising an industry, supply chain, or other related grouping of organizations — share and receive anonymized threat data to create a radar-like view of potential incoming attacks so member organizations can defend more proactively.

Justin Coker, VP of IronNet’s EMEA region, says, “Partnering with Nutanix is a big deal for IronNet and our customers because it allows us to offer the unique promise of Collective Defense and extend it into public, private and hybrid cloud environments. The HCI architecture is extremely efficient for intensifying the performance of IronNet’s AI-based detection and threat sharing capabilities — while reducing overall total cost of ownership.”

As a Nutanix Ready validated solution, IronNet’s Collective Defense is a powerful partnership that delivers:

●	Collective Defense as an on-premise SaaS solution, enabling customers to leverage IronDefense NDR on-premise using Nutanix cloud platform. Participation in IronNet-hosted IronDome Collective Defense communities is also available.

●	New levels of threat visibility and detection to private, hybrid and multi-cloud environments. IronDefense enables customers to collect network traffic across private cloud, public cloud, and on-premise networks and apply IronNet’s industry leading behavioral detection and collective defense to their enterprise.

●	Increased flexibility and portability of deployments. The Kubernetes-based architecture increases customers’ ability to deploy new instances or migrate existing instances of the IronNet Collective Defense platform onto any private cloud infrastructure that meets the compute resource requirements.

“Customers are increasingly looking for integrated solutions to strengthen their security posture, with network security being a top priority in the age of remote and hybrid work,” said Prasad Athawale, VP, Business Development at Nutanix. “The Nutanix Ready validation for IronNet’s Collective Defense Platform will enable customers to improve network security and threat detection for highly sophisticated and damaging cyber attacks, while lowering costs and streamlining security operations for their private, hybrid and multicloud environments.”

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today.

In March of 2021, IronNet and LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL”) announced that they entered into a definitive business combination agreement that will result in IronNet becoming a public company. Upon the closing of the transaction, the combined company will be named “IronNet, Inc.” and is expected to be listed on the New York Stock Exchange and trade under the ticker symbol “IRNT.”

IronNet Contacts:

Investor Contacts: Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

Media Contact: Kate Ducheney: ironnet@matternow.com

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a preliminary prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.